irrigreen

INVESTMENT HIGHLIGHTS PERKS HOW IT WORKS TEAM DIY TOOL SIGN UP TO INVEST

Revolutionizing Landscape Irrigation With The World's First Fully Digital Sprinkler System

Lawn irrigation is one of the most wasteful home systems. As water becomes increasingly valuable, water bills are skyrocketing. That's why we've developed a state-of-the-art sprinkler system that cuts outdoor water bills by ~50%. Invest in the intersection of smart home technology and environmental conservation by owning shares in Irrigreen today!



Enter your email address SIGN UP TO INVEST

Made in Webflow

Reviewed and Approved by:

Jason Tripp Jan 31 2022

Jason Tripp

As seen in

"This New Smart Sprinkler 'Prints' Water and Investors Are Noticing."



"Irrigreen is shaking up the landscaping industry by reducing water footprints by ~50%."

Mashable

"Irrigreen could very well change how we utilize the planet's most precious resource: water."

INVESTORPLACE

Investment Highlights



Strong Growth:
Irrigreen **grew 4.3x last year to over $1M in bookings.** In the 4th quarter alone, Irrigreen **grew 6.1x over last year's bookings.**



Great IP Position
Strong protected IP, **6 patents granted**

Saves Water
Saves **~50% of outdoor water use**



Winning Team
Founders have done this before. **$725M in prior startup exits**

Founders have done this before, **$325M in prior startup exits**

 **Big Market**
Positioned for a **$8.9B** market opportunity growing at **16.8% annually**

 **Smart Investors**
Join VC Tim Draper (Skype, Tesla, SpaceX), Band of Angels, and the Harvard Business School Angels who have all invested in Irrigreen

INVEST NOW

Early Bird Perks

Open to all investors through **March 15, 2022**

$1k
20% off system

$2k
30% off system

$10k+
30% off system + priority access to current system + small group meeting with Shane

Redeemable Through All of 2022

 **GIVE IT AS A GIFT!**

Voucher can be given to friends and family

Regular perks

$2,000 = 15%

$1,000 = 10%

$750 = free sprinkler head ($265 value)

Gold Tier Perks

$10k+
- Priority access to current system
- Small group meeting with CEO Shane Dyer for a strategy overview and time to ask questions

$20k
- Priority access to current system
- 1 on 1-hour meeting with CEO Shane Dyer for a strategy overview and time to ask questions

The Planet Needs Irrigreen

On average, 57% of city water is used on

With rising water shortages, water is becoming a precious resource. Water bills have risen 80% in a decade.



landscapes

"Most home lawn sprinkler systems have a 30–40% efficient rating"

- CMG Colorado State

Waste That You Can See: Precious Water Running Down the Sidewalks'

We can do better than current wasteful irrigation.





Irrigreen is the Evolution of the Sprinkler System

Irrigreen's revolutionary Digital Sprinkler Head distributes water according to the exact shape of your landscaping.



~50%
Less water



87%
Fewer sprinkler heads



80%
Less trenching and pipe = 1/3 the labor to install

Irrigreen Simplifies Complicated Irrigation

Irrigreen Simplifies Irrigation
Copy link
YouTube

GET A FREE QUOTE

OR Create Your Own Quote Using Irrigreen's Easy Quote Tool Below

irrigreen Quote Tool

How It Works

Want to get an accurate estimation for your yard? Here's a quick video about how to use the DIY quote tool for the best results.

irrigreen DIY Estimator
0:00 / 0:34

Close

Google

How it Works

Irrigreen makes a revolutionary smart sprinkler that prints water in the exact shape of your lawn. It is controlled by a smartphone app that monitors your water usage, and utilizes live cloud weather data for a simple, efficient and money-saving irrigation system.





Smartphone App

The Irrigreen smartphone app makes it easy to control your sprinkler system, manage your water usage, and learn how to save more - all from your phone.

Cloud Connectiv

Our cloud connectiv data with the Irrigree efficient watering sy

← →

The Irrigreen Difference

Wasteful Current Irrigation



195%

V.S.

Irrigreen Digital



Outdated Mechanical Sprinkler Systems

- 195% overlap wastes water
- 40+ sprinkler heads surround zones
- 1500+ ft underground pipe
- 5 valves with 10 wires
- Labor intensive disruptive installation
- Pipes prone to breakage and leaks

Irrigreen's Digital Sprinkler System

- Irrigreen's revolutionary Digital Sprinkler Head distributes water according to the exact shape of your landscaping
- Reduces water use by ~50%
- Gives you a rich green lawn with zero yellow spots or wet spots
- 5 digital sprinklers, 1 per zone
- 250 ft underground pipe
- 0 valves and just 2 wires
- ⅓ amount of labor to install

We're The First Of Our Kind

Irrigreen is a category creator in digital sprinkler systems. While there are internet-connected controllers for sprinklers on the market, they are still controlling outdated and wasteful mechanical sprinkler heads. Irrigreen has developed the first fully digital head that prints water instead of spraying, saving our customers ~50% off their outdoor water bills and simplifies their sprinkler system by reducing the number of heads required by 80%.

Do You Care About Your Lawn?

Irrigreen's smart system gives you a great lawn. It's a groundbreaking "printing" water technology that creates rich green grass without the hassle of wet spots, or under watered yellow areas. By distributing the exact amount of water needed for a healthy lawn, you enjoy a beautiful yard with significantly few parts to maintain, lower costs, and one less thing to worry about.

INVEST NOW



See What They're Saying





The EASIEST In-Ground Irrigation Installation ...
Watch later
Share
Water AROUND Objects
NO MORE wasted water

Irrigreen Customer Review
Watch later
Share

"These are the future of watering in my opinion. Put out the exact amount of water you need with zero waste and zero overspray."

- The Lawn Whisperer

"Lowered the water bill and made the lawn look better."

- Irrigreen Customer

Meet The Irrigreen Team

Helping The Planet One Lawn At A Time



SHANE DYER, CEO

"I am passionate about building companies that are not only successful businesses, but at their heart, strive to leave our planet in a better place."

Stanford University, BS Computer Systems Engineering. **Founder and CEO of Arrayent,** an IoT Platform company that **created more than 60 IoT products** with Whirlpool, Chamberlain and Sylvania, etc. (Exit to Prodea for $37MM) funded by Intel Capital, DCM. Founder and CEO of ActivePhoto.





arrayent

GARY KLINEFELTER, CTO

"Using ink jet printing techniques to revolutionize the way we put water on plants is my mission. I love the way something so creatively unexpected can change an entire industry for the better."

VP Technology at Fargo (Exit to HID global for **$325M**), **Developed 20 ink jet printers, 35+ patents. Recognized expert in ink jet printing.** University of Minnesota BS Electrical Engineering, MIT Cert. High Tech Management.





FARGO

KIM LEVIN, VP Revenue

"I know what it takes to bring new innovation and create traction in the channel. Irrigreen is an amazing opportunity for me to be part of this industry revolution"

VP Sales and Marketing at Poolmaster, VP Sales and Marketing at Regal. Deep expertise and 15 years+ in contractor channel sales and marketing.



POOLMASTER

Our Business Model

Contractor channel (B2B) and direct to consumer model

Irrigreen launched in the U.S. market with a contractor channel (B2B), and our growth has been accelerated by direct to consumer sales on the Irrigreen website.

Homeowners can request a free quote on Irrigreen's website and also receive an estimate of their water rates and water savings.

GET A FREE QUOTE

61% system profit margins



Contractors & Property Owners

Saves water, time, materials & money

Contractors can order & work directly with Irrigreen

Property Owners in the US can order online

Focus on high water cost cities as initial market entry

Our contractor channel is highly incentivized to install Irrigreen because they make more money installing digital because it takes 1/3 the labor to install. A conventional 4-zone system takes two workers three days to install. The same crew could install Irrigreen's digital system in just one day.

U.S. landscape irrigation is a multi-billion market opportunity

We launched in the residential & commercial landscaping market in the U.S. The automation market size is anticipated to reach USD 8.96B by 2027, expanding at a CAGR of 16.8% from 2020 to 2027, according to the new report by Grand View Research, Inc.

We are building larger digital sprinkler heads for sports fields, large parks, and commercial projects, in order to expand Irrigreen's market reach.



Residential market   Commercial market

Parks   Lawns/Yards   Sports Fields   Golf Courses

Revolutionizing landscape irrigation with smart sprinkler systems

Revolutionizing landscape irrigation with smart sprinkler systems

With your support, we'll grow our product line to include a larger sprinkler head, allowing us to **expand into large commercial landscaping,** including **sports fields, golf courses** and **parks.** Smart water saving technology is critical in maintaining the health of our yards, our communities, and our planet.

Top Reasons to Invest

 **Strong Growth:**
Irrigreen **grew 4.3x last year to over $1M in bookings.** In the 4th quarter alone, Irrigreen **grew 6.1x over last year's bookings.**

 **Great IP Position**
Strong protected IP, **6 patents granted**

 **Rich Green Lawn**
Irrigreen gives you a rich green lawn without yellow dry spots or wet spots

 **Saves Water**
Saves **~50% of outdoor water use**

 **Winning Team**
Founders have done this before, **$325M in prior startup exits**

 **Big Market**
Positioned for a **$8.9B** market opportunity growing at **16.8% annually**

bond **Smart Investors**
Join VC Tim Draper (Skype, Tesla, SpaceX), Band of Angels, and the Harvard Business School Angels who have all invested in Irrigreen

INVEST NOW

Get Your Free Quote In 24 Hours

GET A FREE QUOTE







© 2022 — Irrigreen ® All rights reserved.

Sources:

https://www.grandviewresearch.com/press-release/global-irrigation-automation-market

http://bcn.boulder.co.us/basin/local/heaney.html

https://www.consumerreports.org/personal-finance/millions-of-americans-cant-afford-water-as-bills-rise-80-percent-in-a-decade-a8273700709/

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ALL INVESTORS SHOULD READ THE OFFERING MEMORANDUM PROVIDED IN CONJUNCTION WITH THIS OFFERING. INVESTMENT OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. THIS SITE IS OWNED AND OPERATED BY DALMORE GROUP, LLC, MEMBER FINRA/SIPC.

IRRIGREEN. IS NOT A BROKER/DEALER, DOES NOT OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY, AND ALL INFORMATION INCLUDED ON THIS SITE IS THE RESPONSIBILITY OF, THE APPLICABLE ISSUER OF SUCH SECURITIES. DALMORE GROUP, LLC CANNOT VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION. NEITHER DALMORE GROUP, LLC NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND WHATSOEVER RELATED TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS SITE OR THE USE OF INFORMATION ON THIS SITE. BY ACCESSING THIS SITE AND ANY PAGES THEREOF, YOU AGREE TO BE BOUND BY THE **TERMS OF USE** AND **PRIVACY POLICY**.

ALL REGULATION CROWDFUNDING ("REG CF") OFFERINGS ARE CONDUCTED THROUGH DALMORE GROUP, LLC, MEMBER OF THE **FINANCIAL INDUSTRY REGULATORY AUTHORITY** ("FINRA"), FOR IRRIGREEN.

Made in Webflow

☐ Save my name, email, and website in this browser for the next time I comment.

Post Comment

FAQs

☐ **1. Why invest in startups?**

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

☐ **2. What types of securities can I buy on Dalmore Direct?**

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

☐ **3. How much can I invest?**

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $107,000, then the investor's investment limit $2,200, or 5 percent of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $107,000 or higher, then the investor's limit is 10 percent of the greater of their annual income or net worth, or $107,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

☐ **4. How do I calculate my net worth?**

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

☐ **5. What are the tax implications of an equity crowdfunding investment?**

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

☐ **6. Who can invest in a Regulation CF Offering?**

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings listed with Dalmore Direct.

☐ **7. What do I need to know about early-stage investing? Are these investments risky?**

Companies on Dalmore Direct are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

☐ **8. When will I get my investment back?**

The companies listed on Dalmore Direct are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The a return on your investment under the following two scenarios. The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings wil receive securities that are subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

☐ 9. Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lock up period before those shares can be sold freely.

Exceptions to limitations on selling shares during the one-year lock up are transfers:

- to the company that issued the securities;
- to an accredited investor;
- to a family member (defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.);
- in connection with your death or divorce or other similar circumstance;

☐ 10. What information does Dalmore Direct collect from issuers related to their offering?

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued. The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC helps the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering. Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities. Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders. Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms. Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the Dalmore Direct platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC and Dalmore Direct. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

☐ 11. What happens if a company does not reach their funding goal?

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

☐ 12. How can I learn more about a company's offering?

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

☐ 13. What if I change my mind about investing?

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email **support@dalmoredirect.com**.

☐ 14. How do I contact someone at Dalmore Direct?

If you have questions that have not been answered in the FAQ, please email our Investor Support Team at **investor@dalmoredirect.com**

POWERED by:


BI Form   CRS Form   Privacy Policy   Terms Of Use

This site is operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA | SIPC, located at 530 7th Avenue, Suite 902, New York, NY 10018, please check our background on FINRA's BrokerCheck .

All securities-related activity is conducted by Dalmore Group, LLC ("Dalmore Group"). Dalmore Group does not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Dalmore Group does not provide custody services in connection any investments made through the platform.

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.